SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of

October 31, 2003

CRYSTAL GRAPHITE CORPORATION

#1750-999 West Hastings Street, Vancouver, BC V6C 2W2, Canada

[indicate by check mark whether the registrant files or will file annual report under cover Form 20-F or Form 40-F.]

Form 20-F

X

 Form 40-F

[indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

 Yes

 X

No

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                CRYSTAL GRAPHITE CORPORATION

(Registrant)

                          “Lana Bea Turner”

Date: October 31, 2003

                                        by:    (Lana Bea Turner, Secretary)*

*Print the name and title of the signing officer under his signature.

CGC

CRYSTAL GRAPHITE CORPORATION

News Release # 0151

News Release # 0152

Shares Outstanding: 24,844,718

CUSIP #229248109

OTCBB Trading Symbol: “CYTGF”

October 2, 2003

CRYSTAL GRAPHITE SIGNS LETTER OF INTENT WITH CHINA

Vancouver, BC…Crystal Graphite Corporation (“CGC”), today announced it has signed a Letter of Intent with the Bao Zi Wan locale government of Shanxi Province in the Peoples’ Republic of China to initiate activities that could lead to the eventual operation of the DaTong DeSheng Graphite plant and deposit by Crystal Graphite Corporation.

Crystal Graphite Corporation has been meeting with a number of flake graphite producing companies in the Peoples’ Republic of China for the purpose of developing a business relationship for fuel cell grade products.  The Company is working to development agreements to produce and market fuel cell grade graphite from sources in addition to CGC’s Black Crystal resource to increase the potential production capabilities of the Company.  The DaTong deposit is the only graphite source the Company has found to date that may have similar characteristics to Crystal Graphite’s’ Black Crystal deposits.

The reasons for the proposed project for the DaTong DeSheng flake graphite operation are to:

1.

Upgrade and modernize the processing plant to supply higher priced product for high technology industries such as the fuel cell market.

2.

Improve plant recovery.

3.

Market the product primarily to overseas customers as well as maintaining markets in China.

Crystal Graphite Corporation, after completing its due diligence, is expected to finalize business arrangements in the near future either by a long-term lease/performance arrangement or by the formation of a new Company with Crystal Graphite Corporation and other shareholders being the owners.  A Joint Venture is not planned.

The development of the project will be based on fuel cell grade flake graphite demand that is expected to increase within the next few years.  CGC initially will test and study DaTong DeSheng graphite to design an optimal processing system.  The DaTong plant is planned to be similar to Crystal Graphite Corporation’s so that systems can be duplicated, resulting in more efficient management.

Crystal Graphite Corporation has developed its flake graphite deposit in the West Kootenays, near Nelson, British Columbia, Canada approximately 95 kilometres north of the USA/Canada border.  The Company’s processing plant produces high quality graphite primarily for the fuel cell bi-polar plate market as its primary product.

For further information please contact Crystal Graphite Corporation’s Investor Relations Department at 1-877-509-8877 or visit our web page at: www.crystalgraphite.com

This release contains “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21B of the Securities Exchange Act of 1934.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events or performance are not statements of historical fact and may be “forward looking statements.”  Forward looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated.  Forward looking statements in this action may be identified through the use of works such as “expects”, “will”, “anticipates”, “estimates”, “believes”, or statements indicating certain actions “may”, “could”, or “might” occur.

Contact: Bev Jedynak

              Martin E. Janis & Company Inc.

              Telephone: 312/943-1100 Extension: 12

              b.jedynak-janispr@att.net

CGC

CRYSTAL GRAPHITE CORPORATION

News Release # 0153

Shares Outstanding: 24,844,718

CUSIP #229248109

OTCBB Trading Symbol: “CYTGF”

October 10, 2003

CRYSTAL GRAPHITE GRANTS STOCK OPTIONS

Vancouver, BC…Crystal Graphite Corporation (the “Company”) grants 2,575,000 5 year Director/Employee Stock Options at a price of USD$0.20 per share and 305,000 Consultant Stock Options exercisable at USD$0.20 per share for a period of 1 year.

Crystal Graphite Corporation has developed its flake graphite deposit in the West Kootenays, near Nelson, British Columbia, Canada approximately 95 kilometres north of the USA/Canada border.  The Company’s processing plant produces high quality graphite primarily for the fuel cell bi-polar plate market as its primary product.

For further information please contact Crystal Graphite Corporation’s Investor Relations Department at 1-877-509-8877 or visit our web page at: www.crystalgraphite.com

This release contains “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21B of the Securities Exchange Act of 1934.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events or performance are not statements of historical fact and may be “forward looking statements.”  Forward looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated.  Forward looking statements in this action may be identified through the use of works such as “expects”, “will”, “anticipates”, “estimates”, “believes”, or statements indicating certain actions “may”, “could”, or “might” occur.

Contact: Bev Jedynak

              Martin E. Janis & Company Inc.

              Telephone: 312/943-1100 Extension: 12

              b.jedynak-janispr@att.net

CGC

CRYSTAL GRAPHITE CORPORATION

News Release # 0154

Shares Outstanding: 24,844,718

CUSIP #229248109

OTCBB Trading Symbol: “CYTGF”

October 24, 2003

Vancouver, BC…Crystal Graphite Corporation (OTCBB:  CYTGF) which mines and produces high purity natural graphite products, primarily for the fuel cell industry, today described its business and outlook to attendees at the 15th Annual Canadian Conference on Markets for Industrial Minerals held at the Sheraton Wall Centre in Vancouver.

Gordon Sales, President of Crystal Graphite, made a presentation before the assembled participants, outlining for them Crystal Graphite’s flake graphite mining and processing initiative in the Slocan valley in Southeastern British Columbia.  In his presentation, Sales notes that “Crystal Graphite’s Project is designed for staged development based on market demand to long- term-run-of- mine to produce 300,000 tonnes of graphite per year for a 20 year term for an estimated production of 8,000 tonnes of high purity flake graphite annually.”

Crystal Graphite Corporation has completed some sales of its product, which ranges in purity from 97% to 99.5% graphitic carbon, to major industry players within the fuel cell sector and is having its product tested by several other potential manufacturers of bi-polar plates within the fuel cell industry.  “The results of the customer tests have been successful thereby leading to the purchase of CGC product for the production of fuel cells bi-polar plates,” Sales noted.  He added:  “Comments made by various manufacturers indicate that Crystal Graphite’s product is extremely well suited for the production of fuel cell bi-polar plates.”

Crystal Graphite has entered into advanced discussions with several potential strategic partners that manufacture graphite products in the advanced energy sector.  “The goal of the Company is to work in partnership with several manufacturers in the fuel cell sector in order to capture the potential of the higher margins available in this particular graphite market, rather than working through a re-seller,” Sales explained.

The company is currently in the process of excavating and transporting +2500 tonnes of graphitic material to the plant site to assure sufficient plant feed for the first half of 2004.

The Industrial Minerals 2003 conference focused on minerals such as graphite, quartz, aggregates, kaolin, titanium dioxide, limestone, talc, bentonite, gypsum, zeolite, graphite, abrasives and microspheres.  Other companies participating in the conference included Owens Corning, Luzenac, Franklin Industrial Minerals, LEDCOR CMI Ltd, & Carbon, Sil Industrial Minerals, Teck Cominco, Black Bull Resources, Halliburton, Polaris Minerals, Siscor and Telmanex.

About Crystal Graphite

Crystal Graphite has developed three marketable graphite products ranging in purity from 97% to 99.5% graphitic carbon, all to be produced at the company’s processing facility, using graphitic material from the company’s extensive holdings near Nelson, British Columbia.  This purity of graphite is particularly useful in the development of bi-polar plates for fuel cells.  More information on Crystal Graphite is available at the company’s website:  http://www.crystalgraphite.com or by contacting the company’s investor relations department.

This release contains “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21B of the Securities Exchange Act of 1934.  Any statements that express or involve discussions with respect to prediction, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events or performance are not statements of historical fact and may be “forward looking statements.”  Forward looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated.  Forward looking statements in this action may be identified through the use of words such as “expects”, “will”, “anticipates”, “estimates”, “believes”, or statements indicating certain actions “may”, “could” or “might” occur.

Contact:

Beverly Jedynak (ext. 12) or Amy Ruffalo (ext. 15)

Martin E. Janis & Company, Inc.

312-943-1100

b.jedynak-janispr@att.net